SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2013

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

Notice of First H Shareholders Class Meeting for 2013	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: September 6, 2013	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

NOTICE OF FIRST H SHAREHOLDERS CLASS MEETING FOR 2013

The Company and all members of the board of directors warrant that the information contained in this announcement is truthful, accurate and complete, and jointly accept full responsibility for any false representations or misleading statements contained in, or material omissions from, this notice.

NOTICE IS HEREBY GIVEN that fifteenth meeting of the seventh session of the board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) was held on 28 August 2013. Unless the context otherwise requires, terms used here shall have the same meaning as those defined in the circular of the Company dated 6 September 2013. The meeting has resolved to convene the H Shareholders Class Meeting of the Company in 2013 with details as follows:

1.	Basic information for convening the H Shareholders Class Meeting

(1)	Date and time: Tuesday, 22 October 2013 at 3:00p.m. or immediately as soon as the conclusion of the A Shareholders Class Meeting.

(2)	Venue: Jinshan Roller-skating Stadium, No.5, Xincheng Road, Jinshan District, Shanghai, the PRC

(3)	Convenor: The Board; and

(4)	Form of voting: On-site poll.

2.	Items to be considered at the H Shareholders Class Meeting

To consider and, if thought fit, pass the following resolution as special resolution of the Company:

(1)	Proposal on distribution of 2013 interim cash dividend, and capitalisation of capital fund and surplus reserve fund;

After the above-mentioned resolution (1) was approved in the H Shareholders Class Meeting, its implementation is still subject to the consideration and approval of the resolution on “China Petroleum & Chemical Corporation’s Commitment Scheme for Optimisation Share Reform Programme on Cash Dividend Payment for the First Half of 2013 and on Share Capital Increase from Capital Reserve and Surplus Reserve” at the A Shareholders Class Meeting, as well as relevant resolutions at the EGM and the A Shareholders Class Meeting.

For further details, please refer to the announcement on the Board resolution of the fifteenth meeting of the seventh session issued on 28 August 2013 (also published on the China Securities Journal, Shanghai Securities News and Securities Times on 29 August 2013, and uploaded to the websites of Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company), or the circular distributed to H Shareholders on or around 6 September 2013.

3.	Attendees of the H Shareholders Class Meeting

H Shareholders whose names appear on the register of members of the Company as at close of trading on Wednesday, 18 September 2013, or their proxies are entitled to attend the H Shareholders Class Meeting;

Such persons who intend to attend the H Shareholders Class Meeting shall complete the notice of attendance and return it to the Company’s H-Share registrar by Monday, 30 September 2013. For details, please refer to the Notice of Attendance for the H Shareholders Class Meeting;

(1)	The Directors, the supervisors and the senior management of the Company;

(2)	Representatives of professional intermediaries engaged by the Company and guests invited by the Board.

4.	Method of registration for the class meeting for holders of H-shares:

(1)	A shareholder or his/her proxy shall produce proof of identity (identity card or passport) when attending the H Shareholders Class Meeting. If the shareholder attending the meeting is a corporate shareholder, its legal representative who attends the meeting shall produce proof of identity and proof of his/her capacity as a legal representative and shall provide information which enables the Company to confirm its identity as a corporate shareholder. Where a proxy is appointed to attend the meeting, the proxy shall produce proof of identity and the written authorization duly issued by the legal representative of the corporate shareholder or a notarially certified copy of the resolution on authorization adopted by the board of directors of the corporate shareholder or other decision-making bodies, as well as information which enables the Company to confirm the identity of the corporate shareholder concerned.

(2)	Please complete the notice of attendance for the H Shareholders Class Meeting. For details, please refer to the Notice of Attendance for the H Shareholders Class Meeting.

(3)	Registration period: Monday, 23 September 2013 to Monday, 30 September 2013.

(4)	Registration address: For details, please refer to the Notice of Attendance for the H Shareholders Class Meeting.

By order of the Board
Sinopec Shanghai Petrochemical Company Limited
Zhang Jingming
Company Secretary

Shanghai, the PRC, 6 September 2013

As at the date of this announcement, the Executive Directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Li Honggen, Zhang Jianping and Ye Guohua; the Non-executive Directors of the Company are Lei Dianwu and Xiang Hanyin; and the Independent Non-executive Directors of the Company are Shen Liqiang, Jin Mingda and Cai Tingji.

Notes:

(a)	Notes to the H Shareholders Class Meeting

1.	Date of closure of register of Shareholders in relation to the qualification of attending the H Shareholders Class Meeting

The Company will close the register of H Shareholders of the Company from Thursday, 19 September 2013 to Tuesday, 22 October 2013 (both days inclusive), during which period no transfer of shares will be effected, in order to confirm the qualification of attending the H Shareholders Class Meeting. H Shareholders of the Company who wish to vote at the H Shareholders Class Meeting should lodge transfer documents and the relevant share certificates with the Company’s H share registrar, Computershare Hong Kong Investor Services Limited, at Room 1712-1716, 17/F, Hopewell Centre, 183 Queen Road East, Wanchai, Hong Kong by 4:30 p.m. on Wednesday, 18 September 2013.

2.	For date of closure of register of H Shareholders of the Company in relation to proposed Capitalisation Issue and Cash Dividend as well as arrangement on income tax, please refer to the notes on the notice of the Company’s EGM.

(b)	Shareholders who intend to attend the H Shareholders Class Meeting are required to send the notice of attendance to the registered address of the Company by Monday, 30 September 2013. Please refer to the notice of attendance for details.

(c)	Any Shareholder entitled to attend and vote at the H Shareholders Class Meeting is entitled to appoint one or more proxies to attend the H Shareholders Class Meeting and vote on his/her behalf. A proxy needs not be a shareholder of the Company. Shareholders may appoint a proxy in writing. The form of proxy should be signed by the shareholder appointing the proxy or by such shareholder’s authorized representative. If the form of proxy is signed by another person so authorized by the shareholder, the power of attorney or other authorizing document must be certified by a notary.

In respect of H Shareholders of the Company, to be valid, the form of proxy or notarially certified form of proxy for H Shareholders of the Company must be returned to the Company’s H share registrar, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours prior to the commencement of the H Shareholders Class Meeting. A circular, containing the notice of the H Shareholders Class Meeting and information regarding the appointment of independent non-executive director, together with a form of proxy and a notice of attendance will be despatched to the H Shareholders of the Company.

(d)	Each Shareholder (or his or her proxy) shall exercise his or her voting rights by way of poll.

(e)	H Shareholders Class Meeting is expected to last for half a day. Shareholders or their proxies attending the H Shareholders Class Meeting shall be responsible for their own transportation and accommodation expenses.

(f)	The address of Secretariat for the class meeting for holders of H-shares is:

The Secretariat of the Board

Sinopec Shanghai Petrochemical Company Limited

No. 48 Jinyi Road, Jinshan District

Shanghai, the PRC

Postal code: 200540

Telephone: (8621) 57943143

Fax: (8621) 57940050